FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For August 15, 2005
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ] No [ X ] If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                  ----------

                                  EXHIBIT INDEX


   Exhibit         Date                  Description of Exhibit

       1      2005/08/12     IIJ Announces First Quarter Results for the Year
                             Ending March 31, 2006

       2      2005/08/12     IIJ Group Announces Corporate Reorganization to
                             Streamline Delivery of Total Network Solutions

                                                                       Exhibit 1


IIJ Announces First Quarter Results for the Year Ending March 31, 2006; Highest Revenues and Profits for the First Quarter, the Weakest Period in the Fiscal Year Historically

    TOKYO & NEW YORK--(BUSINESS WIRE)--Aug. 12, 2005--Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the first quarter of the fiscal year ending March 31, 2006 ("FY2005").(1)

    Highlights of First Quarter FY2005 Results

    -- Revenue totaled JPY 9,880 million ($89.1 million), an increase of 13.9% from 1Q04.

    -- Operating income was JPY 247 million ($2.2 million), a substantial improvement from the operating loss of JPY 100 million in 1Q04.

    -- Net income was JPY 623 million ($5.6 million), compared to a net loss of JPY 238 million in 1Q04.

    Target for FY2005(2)

    -- We maintain the target for FY2005 that we announced on May 27, 2005.

    Overview of 1st Quarter of FY2005 Financial Results and Business
Outlook(2)

    "An increase in demand from corporate customers for outsourced network operations and systems integration utilizing broadband technology continued to support our growth in 1Q05," said Koichi Suzuki, President and CEO of IIJ. "Despite the fact that our first quarter has historically been our weakest quarter due to seasonal fluctuations in Japanese corporate investment spending, we recorded a significant improvement compared to 1Q04. In particular, revenue increased by 13.9% compared to 1Q04, and profits improved substantially. It was the first time since our NASDAQ listing that we achieved positive operating and net income in the first quarter, which was primarily due to our continued focus on steadily increasing recurring monthly revenues from outsourced network operations."
    Mr. Suzuki continued, "We planned to list our shares in Japan in June 2005 and we are disappointed that we could not complete it. We did not attract a sufficient number of new shareholders to meet the listing requirements of the Tokyo Stock Exchange, most likely due to adverse ADS price fluctuations on NASDAQ after the pricing day of the Japanese offering. However, we believe that this will not have a material effect on our financial condition. We will continue to make our future listing in Japan one of our highest priorities."
    "We had a remarkable start to our 2005 fiscal year given that the first quarter is historically the weakest period due to seasonal fluctuation in Japan," said Akihisa Watai, CFO of IIJ. "We outperformed our internal targets for 1Q05, in both revenues and profits, and maintain the target for FY2005 that we announced on May 27, 2005. We believe that the strengthening Japanese economy and favorable business trends will continue to bring us profits, with steady monthly revenues from outsourced network operations and higher-margin revenues from systems integration ("SI"), including network design, consulting and implementation."

    1st Quarter FY2005 Financial Results


                       Operating Result Summary

                                                     (JPY in millions)
                          1Q05     1Q04     YoY %     4Q04     QoQ %
                                           change             Change
----------------------------------------------------------------------
Total Revenues            9,880    8,675      13.9%  12,254    (19.4%)
----------------------------------------------------------------------
Total Costs               8,118    7,443       9.1%  10,012    (18.9%)
----------------------------------------------------------------------
SG&A Expenses and R&D     1,516    1,332      13.8%   1,586     (4.4%)
----------------------------------------------------------------------
Operating Income            247     (100)  (345.5%)     656    (62.4%)
----------------------------------------------------------------------
Net Income (Loss)           623     (238)  (361.5%)   2,256    (72.4%)
----------------------------------------------------------------------


    Revenues

    Revenues in 1Q05 totaled JPY 9,880 million, an increase of 13.9% from JPY 8,675 million in 1Q04 and a decrease of 19.4% from JPY 12,254 million in 4Q04.


                               Revenues

                                                     (JPY in millions)
                          1Q05     1Q04     YoY %     4Q04     QoQ %
                                           change             Change
----------------------------------------------------------------------
Total Revenues            9,880    8,675      13.9%  12,254    (19.4%)
----------------------------------------------------------------------
Connectivity & VAS        5,767    5,450       5.8%   5,860     (1.6%)
----------------------------------------------------------------------
SI                        3,840    2,695      42.5%   5,352    (28.2%)
----------------------------------------------------------------------
Equipment Sales             273      530     (48.5%)  1,042    (73.8%)
----------------------------------------------------------------------


    Connectivity and Value-added Services ("VAS") revenues were JPY 5,767 million in 1Q05, an increase of 5.8 % from JPY 5,450 million in 1Q04 and a decrease of 1.6% from JPY 5,860 million in 4Q04.
    Dedicated access service revenues were JPY 2,747 million in 1Q05, a decrease of 5.9% compared to 1Q04 and a decrease of 3.3% compared to 4Q04. The decrease was mainly due to cancellation of IP Service by certain large customers and the failure of an increase in revenues from broadband services to offset a decrease in revenues from T1 Standard or IIJ Economy.
    Dial-up access service revenues were JPY 699 million in 1Q05, a decrease of 7.1% compared to 1Q04 and a decrease of 2.7% compared to 4Q04. The decrease from 1Q04 is mainly due to the decrease in revenues from IIJ4U. The decrease from 4Q04 is mainly due to the decrease in OEM service revenues.
    VAS revenues were JPY 1,388 million in 1Q05, an increase of 16.9% compared to 1Q04 and an increase of 5.0% compared to 4Q04. The increase compared to 1Q04 and 4Q04 is mainly due to an increase in revenues from data center services and various types of packaged outsource services, such as e-mail and web hosting and network services such as managed router services.
    Other revenues were JPY 933 million in 1Q05, an increase of 57.5% compared to 1Q04 and a decrease of 4.7% compared to 4Q04. The increase from 1Q04 is mainly due to an increase in revenues from Wide-area Ethernet Services.
    SI revenues increased 42.5% to JPY 3,840 million in 1Q05 from JPY 2,695 million in 1Q04 and decreased 28.2% from JPY 5,352 million in 4Q04. The increase from 1Q04 is mainly due to additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. in October 2004 and solid growth of revenues from outsourced operations. The decrease from 4Q04 is mainly due to the decrease in systems development contracts, mainly due to a seasonal fluctuation.
    Equipment sales revenues were JPY 273 million in 1Q05, a decrease of 48.5% compared to 1Q04 and a decrease of 73.8% compared to 4Q04.

    Cost and expense

    Cost of revenues was JPY 8,118 million in 1Q05, an increase of 9.1% compared to 1Q04 and a decrease of 18.9% compared to 4Q04.


                           Cost of Revenues
                                                     (JPY in Millions)
----------------------------------------------------------------------
                        1Q05      1Q04      YoY %    4Q04       QoQ %
                                           Change              Change
----------------------------------------------------------------------
Total Costs:            8,118     7,443     9.1%    10,012     (18.9%)
----------------------------------------------------------------------
Connectivity & VAS      4,964     4,811     3.2%     5,018      (1.1%)
----------------------------------------------------------------------
SI                      2,910     2,157    34.9%     4,030     (27.8%)
----------------------------------------------------------------------
Equipment Sales           244       475   (48.7%)      964     (74.7%)
----------------------------------------------------------------------


    Cost of Connectivity and VAS revenues was JPY 4,964 million, an increase of 3.2% compared to 1Q04 and a decrease of 1.1% compared to 4Q04. The increase from 1Q04 is mainly due to an increase in personnel expenses and cost for local access lines for Wide-area Ethernet Services. The decrease from 4Q04 is mainly due to a decrease in depreciation and amortization. The gross-margin ratio for Connectivity and VAS in 1Q05 was 13.9%, compared to 11.7% in 1Q04 and 14.4% in 4Q04. The improvement from 1Q04 was mainly due to an increase in revenues from higher-margin VAS, and a decrease in backbone costs.
    Cost of SI revenues was JPY 2,910 million in 1Q05, an increase of 34.9% compared to 1Q04 and a decrease of 27.8% compared to 4Q04. The gross margin ratio for SI in 1Q05 was 24.2%, compared to 20.0% in 1Q04 and 24.7% in 4Q04. The improvement in margin compared to 1Q04 was mainly due to the increase in higher-margin systems integration contracts.
    Sales and marketing expenses were JPY 768 million in 1Q05, an increase of 15.8% compared to 1Q04 and an increase of 4.3% compared to 4Q04. The increase from 1Q04 is mainly due to increases in personnel and advertising expenses. The increase from 4Q04 is mainly due to an increase in personnel expenses.
    General and administrative expenses were JPY 714 million in 1Q05, an increase of 15.0% compared to 1Q04 and a decrease of 10.8% compared to 4Q04. The increase from 1Q04 is mainly due to an increase in personnel expenses. The decrease from 4Q04 is mainly due to absence of write down of software licenses that we recorded in 4Q04.

    Operating income

    Operating income was JPY 247 million in 1Q05, compared to an operating loss of JPY 100 million in 1Q04 and an operating income of JPY 656 million in 4Q04. The increase from 1Q04 was mainly due to improved gross-margins in Connectivity, VAS and SI. The decrease from 4Q04 was mainly due to a decrease in SI revenues.

    Other income (expenses) in 1Q05 was JPY 435 million, compared to other expenses of JPY 151 million in 1Q04 and other income of JPY 1,729 million in 4Q04. The increase from 1Q04 or the decrease from 4Q04 is mainly due to an increase or decrease in gain from sale of available-for-sale securities. The differences to 1Q04 or 4Q04 also includes the absence of interest payments for the convertible notes due March 31, 2005.

    Income tax expense for 1Q05 was JPY 38 million, compared to JPY 15 million in 1Q04 and JPY 30 million in 4Q04.

    Equity in net income (loss) of equity method investees amounted to net income of JPY 3 million in 1Q05, compared to net loss of JPY 11 million in 1Q04 and net loss of JPY 37 million in 4Q04.

    Net income (loss) was net income of JPY 623 million in 1Q05, compared to a net loss of JPY 238 million in 1Q04 and net income of JPY 2,256 million in 4Q04. The increase from 1Q04 or the decrease from 4Q04 is mainly due to the improvement or decrease in operating income, and an increase or decrease in gain from sale of available-for-sale securities.

    1st Quarter FY2005 Business Review

    Analysis by Service

    Connectivity and Value-added Services


             Number of Contracts for Connectivity Services

                                          1Q05      1Q04       4Q04
----------------------------------------------------------------------
Dedicated Access Service Contracts        12,274     8,076     11,243
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                              65        76         89
----------------------------------------------------------------------
    IP Service (Medium Bandwidth:
     1Mbps-99Mbps)(3)                        637       594        660
----------------------------------------------------------------------
    IP Service (High Bandwidth:
     100Mbps-)                               131        82        114
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy(4)       208       421        276
----------------------------------------------------------------------
    IIJ Data Center Connectivity
     Service                                 234       224        231
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                  10,999     6,679      9,873
----------------------------------------------------------------------
Dial-up Access Service Contracts         677,207   708,586    693,976
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                66,125    73,225     68,068
----------------------------------------------------------------------
    Dial-up Access Services, OEM(5)      611,082   635,361    625,908
----------------------------------------------------------------------
Total Contracted Bandwidth              140.9Gbps  95.6Gbps  121.2Gbps
----------------------------------------------------------------------


    The total number of contracts for dedicated access services continued to increase steadily in 1Q05. In IP Services, which are mainly used for critical services in corporate headquarters, contracts for 100Mbps and higher increased significantly. The number of contacts higher than 1Gbps substantially increased to 33 in 1Q05, from 24 in the previous quarter. The number of contracts recorded for broadband services was over 10,000 and most new contracts are for multi-site connectivity. These services are provided with value-added services and systems integration.


            Connectivity and VAS Revenue Breakdown and Cost

                                                    (JPY in millions)
                                 1Q05    1Q04   YoY %   4Q04   QoQ %
                                               Change         change
---------------------------------------------------------------------
Connectivity Service Revenues    3,446  3,671   (6.1%) 3,559   (3.2%)
---------------------------------------------------------------------
  Dedicated Access Service
   Revenues                      2,747  2,919   (5.9%) 2,841   (3.3%)
---------------------------------------------------------------------
    IP Service (6)               2,166  2,279   (5.0%) 2,235   (3.1%)
---------------------------------------------------------------------
    IIJ T1 Standard and IIJ
     Economy                       134    275  (51.2%)   171  (21.4%)
---------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ
     DSL/F (Broadband Services)    447    365    22.5%   435     2.7%
---------------------------------------------------------------------
  Dial-up Access Service
   Revenues                        699    752   (7.1%)   718   (2.7%)
---------------------------------------------------------------------
    Under IIJ Brand                466    509   (8.4%)   471   (1.2%)
---------------------------------------------------------------------
    OEM                            233    243   (4.3%)   247   (5.6%)
---------------------------------------------------------------------
VAS Revenues                     1,388  1,187    16.9% 1,322     5.0%
---------------------------------------------------------------------
Other Revenues                     933    592    57.5%   979   (4.7%)
---------------------------------------------------------------------
    Total Connectivity and VAS
     Revenues                    5,767  5,450     5.8% 5,860   (1.6%)
---------------------------------------------------------------------
Cost of Connectivity and VAS     4,964  4,811     3.2% 5,018   (1.1%)
---------------------------------------------------------------------
Backbone Cost (included in the
 cost of Connectivity and VAS)     864    985  (12.3%)   831     3.9%
---------------------------------------------------------------------
Connectivity and VAS Gross
 Margin Ratio                     13.9%  11.7%          14.4%
---------------------------------------------------------------------


    VAS revenues increased reflecting an increase in revenues from data centers and other managed services, reflecting an increase in demand for various types of packaged outsource services.
    Other revenues also increased steadily, mainly due to an increase in revenue from Wide-area Ethernet services in year-over-year comparison.
    Backbone costs declined in 1Q05 by 12.3% compared to 1Q04 and increased by 3.9% compared to 4Q04.

    Systems Integration


                          Systems Integration
                      Revenue Breakdown and Cost

                                                     (JPY in millions)
                                  1Q05    1Q04   YoY %   4Q04   QoQ %
                                                change         change
----------------------------------------------------------------------
Systems Integration Revenues      3,840  2,695    42.5% 5,352  (28.2%)
----------------------------------------------------------------------
     Systems Integration          1,193  1,040    14.7% 2,786  (57.2%)
----------------------------------------------------------------------
     Outsourced Operation         2,647  1,655    60.0% 2,566     3.2%
----------------------------------------------------------------------
Cost of Systems Integration       2,910  2,157    34.9% 4,030  (27.8%)
----------------------------------------------------------------------
Systems Integration Gross Margin
 Ratio                             24.2%  20.0%          24.7%
----------------------------------------------------------------------


    Our SI projects are becoming bigger in scale as we include the whole stream of consulting, design, project management, implementation and operation. SI revenues in 1Q05 increased compared to 1Q04 largely due to the steady increase in monthly revenues from outsourced operations. In addition, the increase from 1Q04 reflected additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. ("Yamatane").

    Equipment Sales


                   Equipment Sales Revenue and Cost

                                                     (JPY in millions)
                                    1Q05  1Q04   YoY %   4Q04   QoQ %
                                                change         change
----------------------------------------------------------------------
Equipment Sales Revenues             273   530  (48.5%) 1,042  (73.8%)
----------------------------------------------------------------------
Cost of Equipment Sales              244   475  (48.7%)   964  (74.7%)
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio  10.9% 10.4%           7.6%
----------------------------------------------------------------------


    Other Financial Statistics


                      Other Financial Statistics

                                                     (JPY in millions)
                                   1Q05   1Q04   YoY %   4Q04   QoQ %
                                                change         change
----------------------------------------------------------------------
Adjusted EBITDA(7)                1,261    884    42.6% 1,698  (25.8%)
----------------------------------------------------------------------
CAPEX, including capital leases(8)  533  1,300  (59.0%)   724  (26.3%)
----------------------------------------------------------------------
Depreciation and amortization(9)  1,014  1,004     1.0% 1,061   (4.4%)
----------------------------------------------------------------------


    Major Topics

    ADS ratio change and stock split:

    In August 2005, IIJ announced that its board of directors approved a change in the ratio of its American Depositary Shares ("ADSs") to the shares of common stock of IIJ ("Shares") from 1 ADS = 1 / 2,000 of a Share to 1 ADS = 1 / 400 of a Share and a stock split (1 to 5) of Shares. The ratio change and stock split will not affect the total number of ADSs in issue and are not expected to affect the ADS trading price on the NASDAQ market, because: (1) the ADS ratio change will be reciprocal to the stock split and (2) the effective date for the ratio change will be the payable date for the stock split. In connection with the ratio change and stock split, the ADS depositary facility at The Bank of New York will be temporarily closed for deposits of Shares for delivery of American Depositary Receipts ("ADRs") representing the ADSs and withdrawal of Shares upon surrender of ADRs from and including Friday, August 26, 2005, to, and including, the payable date for the stock split, Tuesday, October 11, 2005. The holders of IIJ ADSs will be able to trade its ADSs on the NASDAQ market as usual during the period in which the depositary facility is closed for deposits and withdrawals of Shares.

    IIJ and IIJ Technology to form alliance with HP Japan to deliver RFID platform:

    In August 2005, IIJ, IIJ Technology and Hewlett-Packard Japan, Ltd. announced that they have formed a business alliance for the commercialization of a radio frequency identification ("RFID") platform using networks based on international RFID standards called the EPCglobal NetworkTM. Through this alliance, the three companies will offer global real-time supply chain management ("SCM"), which can be put to practical use for intercompany and international logistics.

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with accounting principles generally accepted in the U.S. and presented in Appendix 1:


                            Adjusted EBITDA

                                                     (JPY in millions)
                                                1Q05    1Q04    4Q04
----------------------------------------------------------------------
Adjusted EBITDA                                 1,261     884   1,698
----------------------------------------------------------------------
Depreciation and Amortization(10)              (1,014)   (984) (1,042)
----------------------------------------------------------------------
Operating Income                                  247    (100)    656
----------------------------------------------------------------------
Other Income (Expenses)                           435    (151)  1,729
----------------------------------------------------------------------
Income Tax Expense                                 38      15      30
----------------------------------------------------------------------
Minority Interests in (Earnings) Losses of
 Subsidiaries                                     (24)     39     (62)
----------------------------------------------------------------------
Equity in Net Income (Loss) of Equity Method
 Investees                                          3     (11)    (37)
----------------------------------------------------------------------
Net Income (Loss)                                 623    (238)  2,256
----------------------------------------------------------------------


    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with accounting principles generally accepted in the U.S. in Appendix 3:


                                 CAPEX

                                                     (JPY in millions)
                                              1Q05     1Q04     4Q04
----------------------------------------------------------------------
Capital Expenditures                             533    1,300     724
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                   320      977     627
----------------------------------------------------------------------
Purchase of Property and Equipment               213      323      97
----------------------------------------------------------------------


    Target

    IIJ maintains its target for FY2005. As announced on May 27, 2005, the targets for consolidated financial results for FY2005 are as follows:


Revenue - JPY 46,330 million (an increase of 11.1% compared to FY2004)

Operating income - JPY 2,320 million (an increase of 85.9% compared to FY2004)

Net income - JPY 3,700 million (an increase of 27.3% compared to FY2004)


    Management Message/Webcast

    On August 13, 2005, IIJ will present its management message and the Company's results and outlook by webcast. For details, please access the following URL: http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2005 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to achieve or sustain profitability in the near future; IIJ's ability to compete effectively against competitors which have greater financial, marketing and other resources; IIJ's ability to attract and retain qualified personnel; and other risks referred to in IIJ's annual report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC") on August 3, 2005, and from time to time in other filings with the SEC available at www.sec.gov.

    (1)Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 1Q05 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 110.91 = US$1.00, the approximate exchange rate on June 30, 2005. 1Q04 figures have been restated to reflect the change in income tax expense (benefit) previously announced by IIJ in its press release dated April 11, 2005.
    (2)This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2005 revenues and operating and net profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on August 3, 2005, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q05 earnings release, presently scheduled for release in November 2005.
    (3)Including IPv6 Services.
    (4)Referred to as "Limited Functionality Services" in 1Q04 for the services with local access not shared, limited on several functionality compared to IP service such as number of IP address allocated and fixed speed of 64kbps, 128kbps and 1.5Mbps.
    (5)OEM stands for Original Equipment Manufacturer.
    (6)IP Service revenues includes revenues from Data Center Connectivity Service.
    (7)Please refer to the Reconciliation of Non-GAAP Financial
Measures below.
    (8)Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.
    (9)Depreciation and amortization includes amortization of issuance cost of convertible notes and intangible assets.
    (10)Depreciation and amortization excludes amortization of issuance cost of convertible notes that was included in other expenses.




                    INTERNET INITIATIVE JAPAN INC.          Appendix 1
                    ------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
For the Three Months Ended Jun 30, 2005, Jun 30, 2004 and Mar 31, 2005
           (Expressed in Thousands of Japanese Yen (JPY) and
       U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

                       Year-over-year Comparison
                                                 Jun 30, 2005
                                         -----------------------------
                                                              % of
                                                              Total
                                          USD(1)     JPY     Revenues
                                         -------  --------- ----------
Revenues:
      Connectivity and value-added services:
      Dedicated access services            24,767   2,746,900   27.8%
      Dial-up access services               6,299     698,670    7.1
      Value-added services                 12,514   1,387,893   14.1
      Other                                 8,413     933,120    9.4
                                           ------- ----------- ------
Total connectivity and
 value-added services                      51,993   5,766,583   58.4

Systems integration revenues               34,623   3,840,075   38.9
      Equipment sales                       2,466     273,438    2.7
                                           ------- ----------- ------
Total revenues                             89,082   9,880,096  100.0

                                           ------- ----------- ------

Costs and expenses:
Cost of connectivity and value-added
 services                                  44,756   4,963,835   50.2
Cost of systems integration revenues       26,240   2,910,262   29.5
Cost of equipment sales                     2,197     243,699    2.5
                                           ------- ----------- ------
Total costs                                73,193   8,117,796   82.2

Sales and marketing                         6,923     767,801    7.8
General and administrative                  6,437     713,917    7.2
Research and development                      305      33,904    0.3
                                           ------- ----------- ------
Total costs and expenses                   86,858   9,633,418   97.5
                                           ------- ----------- ------
Operating income (loss)                     2,224     246,678    2.5
                                           ------- ----------- ------
Other income (expenses)                     3,924     435,233    4.4
                                           ------- ----------- ------
Income (loss) before income tax expense,
 minority interests and equity in net
 income (loss) of equity method
 investees                                  6,148     681,911    6.9
                                          ------- ----------- ------
Income tax expense                            344      38,111    0.4
Minority interests in
 (earnings) losses of subsidiaries           (215)    (23,855)  (0.2)
Equity in net income (loss) of equity
 method investees                              25       2,729    0.0
                                          ------- ----------- ------
Net income (loss)                           5,614     622,674    6.3%
                                          ======= =========== ======

Basic And Diluted Net Income (Loss) Per Share                 16,254
Basic And Diluted Net Income (Loss) Per ADS Equivalent          8.13
Weighted Average Number of Shares                             38,309
Weighted Average Number of ADS Equivalents                76,618,779


                                                  Jun 30, 2004
                                        -----------------------------
                                                      % of
                                                     Total     YOY
                                            JPY     Revenues  Chg %
                                        ----------- -------- --------
Revenues:
      Connectivity and value-added services:
      Dedicated access services          2,918,488     33.6%   (5.9%)
      Dial-up access services              751,933      8.7     (7.1)
      Value-added services               1,186,837     13.7     16.9
      Other                                592,390      6.8     57.5
                                        ----------- -------- --------
      Total connectivity and
       value-added services              5,449,648     62.8      5.8

      Systems integration revenues       2,694,638     31.1     42.5
      Equipment sales                      530,621      6.1    (48.5)
                                        ----------- -------- --------
      Total revenues                     8,674,907    100.0     13.9
                                        ----------- -------- --------

Costs and expenses:
Cost of connectivity and value-added
 services                                4,811,341     55.5      3.2
Cost of systems integration revenues     2,156,620     24.8     34.9
Cost of equipment sales                    475,466      5.5    (48.7)
                                        ----------- -------- --------
      Total costs                        7,443,427     85.8      9.1

Sales and marketing                        662,950      7.6     15.8
General and administrative                 620,651      7.2     15.0
Research and development                    48,368      0.6    (29.9)
                                        ----------- -------- --------
      Total costs and expenses           8,775,396    101.2      9.8
                                        ----------- -------- --------
Operating income (loss)                   (100,489)    (1.2)  (345.5)
                                        ----------- -------- --------
Other income (expenses)                   (150,700)    (1.7)  (388.8)
                                        ----------- -------- --------
Income (loss) before income tax expense, minority
 interests and equity in net income
 (loss) of equity method investees        (251,189)    (2.9)  (371.5)
                                        ----------- -------- --------
Income tax expense                          15,089      0.2    152.6
Minority interests in (earnings) losses
 of subsidiaries                            39,184      0.5   (160.9)
Equity in net income (loss) of equity
 method investees                          (10,995)    (0.1)  (124.8)
                                        ----------- -------- --------
Net income (loss)                         (238,089)   (2.7%) (361.5%)
                                        =========== ======== ========

Basic And Diluted Net Income (Loss)
 Per Share                                  (6,214)
Basic And Diluted Net Income (Loss)
 Per ADS Equivalent                          (3.10)
Weighted Average Number of Shares           38,312
Weighted Average Number of ADS
 Equivalents                            76,623,702


                                            Sequential Comparison
                                                Mar 31, 2005
                                       -------------------------------
                                                      % of
                                                     Total      QOQ
                                           JPY      Revenues   Chg %
                                       ----------- ---------- --------
Revenues:
      Connectivity and value-added services:

      Dedicated access services         2,840,903       23.2%   (3.3%)
      Dial-up access services             718,285        5.8     (2.7)
      Value-added services              1,321,816       10.8      5.0
      Other                               978,940        8.0     (4.7)
                                       ----------- ---------- --------
      Total connectivity and
       value-added services             5,859,944       47.8     (1.6)

      Systems integration revenues      5,351,865       43.7    (28.2)
      Equipment sales                   1,042,540        8.5    (73.8)
                                       ----------- ---------- --------
Total revenues                         12,254,349      100.0    (19.4)
                                       ----------- ---------- --------
Costs and expenses:
Cost of connectivity and value-added
 services                               5,018,522       40.9     (1.1)
Cost of systems integration revenues    4,030,274       32.9    (27.8)
Cost of equipment sales                   963,665        7.9    (74.7)
                                       ----------- ---------- --------
      Total costs                      10,012,461       81.7    (18.9)

Sales and marketing                       736,219        6.0      4.3
General and administrative                799,929        6.5    (10.8)
Research and development                   49,968        0.4    (32.1)
                                       ----------- ---------- --------
      Total costs and expenses         11,598,577       94.6    (16.9)
                                       ----------- ---------- --------
Operating income (loss)                   655,772        5.4    (62.4)
                                       ----------- ---------- --------
Other income (expenses)                 1,729,122       14.1    (74.8)
                                       ----------- ---------- --------
Income (loss) before income tax
 expense, minority interests
 and equity in net income
 (loss) of equity method investees      2,384,894       19.5    (71.4)
                                       ----------- ---------- --------
Income tax expense                         29,839        0.3     27.7
Minority interests in (earnings) losses
 of subsidiaries                          (62,468)      (0.5)   (61.8)
Equity in net income (loss) of equity
 method investees                         (36,966)      (0.3)  (107.4)
                                       ----------- ---------- --------
Net income (loss)                       2,255,621       18.4%  (72.4%)
                                       =========== ========== ========

Basic And Diluted
 Net Income (Loss) Per Share               58,875
Basic And Diluted Net Income (Loss)
 Per ADS Equivalent                         29.44
Weighted Average Number of Shares          38,312
Weighted Average Number of ADS
 Equivalents                           76,623,702

   Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 110.91 =$1, the approximate rate of exchange on Jun 30, 2005.

                    INTERNET INITIATIVE JAPAN INC.          Appendix 2
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                --------------------------------------
           As of Jun 30, 2005, Jun 30, 2004 and Mar 31, 2005
           (Expressed in Thousands of Japanese Yen (JPY) and
                        U.S. Dollars (USD)) (1)

                                                 Jun 30, 2005
                                        ------------------------------
                                         USD (1)      JPY         %
                                        --------- ------------ -------
ASSETS
------
Current Assets:
Cash and cash equivalents                 46,041    5,106,388    15.1%
Short-term investments                     2,747      304,628     0.9
Accounts receivable, net                  52,230    5,792,808    17.2
Inventories                                2,392      265,286     0.8
Prepaid expenses                          11,391    1,263,409     3.8
Other current assets                         728       80,797     0.2

                                        --------- ------------ -------
       Total current assets              115,529   12,813,316    38.0

Investments in and Advances to Equity
 Method Investees                          6,105      677,035     2.0
Other Investments                         71,069    7,882,229    23.4
Property and Equipment, net               82,553    9,155,981    27.1
Guarantee Deposits                        18,855    2,091,237     6.2
Other Assets                              10,138    1,124,441     3.3

                                        --------- ------------ -------
       Total assets                      304,249   33,744,239   100.0%
                                        ========= ============ =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current Liabilities:
Short-term borrowings                     42,588    4,723,387    14.0%
Payable under securities loan
 agreement                                13,799    1,530,400     4.5
Accounts payable                          33,047    3,665,233    10.9
Accrued expenses                           4,720      523,478     1.6
Other current liabilities                  8,284      918,829     2.7
Long-term borrowings-current portion      28,735    3,187,023     9.4
Convertible notes                              -            -       -
Capital lease obligations-current
 portion                                  24,513    2,718,759     8.1

                                        --------- ------------ -------
       Total current liabilities         155,686   17,267,109    51.2

Long-term Borrowings                       7,847      870,342     2.6
Capital Lease Obligations-Noncurrent      35,618    3,950,359    11.7
Accrued Retirement and Pension Costs       1,528      169,460     0.5
Other Noncurrent Liabilities               2,225      246,818     0.7

                                        --------- ------------ -------
       Total liabilities                 202,904   22,504,088    66.7
                                        --------- ------------ -------

Minority Interest                          9,496    1,053,212     3.1
                                        --------- ------------ -------

Shareholders' Equity:
Common stock                             124,113   13,765,372    40.8
Additional paid-in capital               213,125   23,637,628    70.0
Accumulated deficit                     (304,854) (33,811,378) (100.2)
Accumulated other comprehensive income    60,225    6,679,555    19.8
Treasury stock                              (760)     (84,238)   (0.2)

                                        --------- ------------ -------
       Total shareholders' equity         91,849   10,186,939    30.2

                                        --------- ------------ -------
       Total liabilities and
        shareholders' equity             304,249   33,744,239   100.0%
                                        ========= ============ =======


                                  Jun 30, 2004        Mar 31, 2005
                               ------------------- -------------------
                                   JPY         %       JPY         %
                               ------------ ------ ------------ ------
ASSETS
------
Current Assets:
Cash and cash equivalents       10,627,203   25.3%   5,286,477   14.2%
Short-term investments                   -      -            -      -
Accounts receivable, net         5,377,230   12.8    7,407,439   20.0
Inventories                        413,477    1.0      140,096    0.4
Prepaid expenses                   932,097    2.2      604,935    1.6
Other current assets               457,325    1.1      108,228    0.3

                               ------------ ------ ------------ ------
       Total current assets     17,807,332   42.4   13,547,175   36.5

Investments in and Advances to
 Equity Method Investees           769,363    1.8      713,607    1.9
Other Investments               11,919,229   28.3    9,930,781   26.8
Property and Equipment, net      8,567,329   20.4    9,722,366   26.2
Guarantee Deposits               2,059,980    4.9    2,050,665    5.5
Other Assets                       915,548    2.2    1,151,877    3.1

                               ------------ ------ ------------ ------
       Total assets             42,038,781  100.0%  37,116,471  100.0%
                               ============ ====== ============ ======

LIABILITIES AND SHAREHOLDERS'
  EQUITY
-----------------------------
Current Liabilities:
Short-term borrowings            5,363,001   12.8%   4,724,633   12.7%
Payable under securities loan
 agreement                               -      -    1,729,520    4.7
Accounts payable                 3,754,214    8.9    4,860,733   13.1
Accrued expenses                   480,824    1.1      541,118    1.4
Other current liabilities          728,386    1.7      817,517    2.2
Long-term borrowings-current
 portion                         1,549,189    3.7    2,736,056    7.4
Convertible notes               11,088,000   26.4            -      -
Capital lease obligations-
 current portion                 2,403,477    5.7    2,774,974    7.5

                               ------------ ------ ------------ ------
       Total current
        liabilities             25,367,091   60.3   18,184,551   49.0

Long-term Borrowings             2,270,366    5.4    1,529,963    4.1
Capital Lease Obligations-
 Noncurrent                      3,123,878    7.4    4,339,028   11.7
Accrued Retirement and
 Pension Costs                      89,037    0.2      143,346    0.4
Other Noncurrent Liabilities       233,046    0.6      275,533    0.7

                               ------------ ------ ------------ ------
       Total liabilities        31,083,418   73.9   24,472,421   65.9
                               ------------ ------ ------------ ------

Minority Interest                  901,088    2.2    1,028,977    2.8
                               ------------ ------ ------------ ------

Shareholders' Equity:
Common stock                    13,765,372   32.8   13,765,372   37.1
Additional paid-in capital      23,637,628   56.2   23,637,628   63.7
Accumulated deficit            (37,578,410) (89.4) (34,434,052) (92.8)
Accumulated other
 comprehensive income           10,273,685   24.4    8,690,125   23.4
Treasury stock                     (44,000)  (0.1)     (44,000)  (0.1)

                               ------------ ------ ------------ ------
       Total shareholders'
        equity                  10,054,275   23.9   11,615,073   31.3

                               ------------ ------ ------------ ------
       Total liabilities and
        shareholders' equity    42,038,781  100.0%  37,116,471  100.0%
                               ============ ====== ============ ======

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Jun 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 110.91 =$1, the approximate rate of exchange on Jun 30, 2005.

                      INTERNET INITIATIVE JAPAN INC.        Appendix 3
                      ------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)
      ----------------------------------------------------------
For the Three Months Ended Jun 30, 2005, Jun 30, 2004 and Mar 31, 2004
 (Expressed in Thousands of Japanese Yen (JPY) and
                        U.S. Dollars (USD)) (1)

                                                Jun 30,     Mar 31,
                             Jun 30, 2005        2004         2005
                         -------------------- ----------- ------------
                          USD (1)     JPY        JPY          JPY
                         -------- ----------- ----------- ------------
Operating Activities:
    Net income (loss)      5,614     622,674    (238,089)   2,255,621
    Depreciation and
     amortization          9,140   1,013,745   1,004,170    1,060,944
    Provision for
     (reversal of)
     doubtful accounts       (48)     (5,339)    (12,936)      36,204
    Equity in net
     (income) loss of
     equity method
     investees               (25)     (2,729)     10,995       36,966
    Minority interests
     in earnings (losses)
     of subsidiaries         215      23,855     (39,184)      62,468
    Foreign exchange
     gains                   (56)     (6,278)     (7,585)      (8,641)
    Loss on retirement
     of convertible notes      -           -       5,195            -
    Net losses (gains) on
     other investments    (4,407)   (488,758)      2,749   (1,816,676)
    Decrease (increase)
     in accounts
     receivable           14,619   1,621,419   3,627,399   (1,206,074)
    Increase (decrease)
     in accounts payable (10,215) (1,132,992) (3,094,772)   1,205,665
    Decrease (increase)
     in inventories       (1,129)   (125,190)     24,958      221,788
    Deferred income taxes    165      18,343           -      (11,656)
    Other                 (4,609)   (511,252)   (255,036)     704,443
                         -------- ----------- ----------- ------------
    Net cash provided by
     operating activities  9,264   1,027,498   1,027,864    2,541,052
                         -------- ----------- ----------- ------------

Investing Activities:
    Purchase of property
     and equipment        (1,925)   (213,485)   (323,210)     (96,542)
    Purchase of
     subsidiary stock          -           -           -      (50,000)
    Proceeds from sales
     of other investments  4,639     514,460      91,286    2,008,650
    Purchase of short-
     term and other
     investments          (2,699)   (299,311)     (2,290)      (2,339)
    Refund (payment) of
     guarantee deposits-
     net                    (354)    (39,210)     14,528       (3,330)
    Other                    (49)     (5,450)     (4,851)      (9,495)
                         -------- ----------- ----------- ------------
    Net cash provided by
     (used in) investing
     activities             (388)    (42,996)   (224,537)   1,846,944
                         -------- ----------- ----------- ------------

Financing Activities:
    Repayments of long-
     term borrowings      (1,881)   (208,654)    (36,710)    (308,414)
    Proceeds from
     securities loan
     agreement                 -           -           -    1,729,520
    Repayments of
     securities loan
     agreement            (1,796)   (199,120)          -     (722,800)
    Redemption of
     convertible notes         -           -    (745,488) (11,088,000)
    Principal payments
     under capital leases (6,914)   (766,807)   (669,047)    (753,177)
    Net decrease in
     short-term
     borrowings              (11)     (1,246) (1,201,093)    (101,211)
    Proceeds from
     issuance of
     common stock
     of a subsidiary           -           -     188,632            -
                         -------- ----------- ----------- ------------
    Net cash used in
     financing
     activities          (10,602) (1,175,827) (2,463,706) (11,244,082)
                         -------- ----------- ----------- ------------

Effect of Exchange Rate
 Changes on Cash             101      11,236       3,343      (16,227)

                         -------- ----------- ----------- ------------
Net Decrease in Cash and
 Cash Equivalents         (1,624)   (180,089) (1,657,036)  (6,872,313)
                         -------- ----------- ----------- ------------

Cash and Cash
 Equivalents, Beginning
 of Period                47,665   5,286,477  12,284,239   12,158,790

                         -------- ----------- ----------- ------------
Cash and Cash
 Equivalents, End of
 Period                   46,041   5,106,388  10,627,203    5,286,477
                         ======== =========== =========== ============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Jun 30, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY110.91 =$1, the approximate rate of exchange on Jun 30, 2005.


MULTIMEDIA AVAILABLE:
http://www.businesswire.com/cgi-bin/mmg.cgi?eid=4951714

    CONTACT: IIJ Corporate Communications
             Taisuke ONO or Naoshi YONEYAMA, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/

                                                                       Exhibit 2

             IIJ Group Announces Corporate Reorganization to Streamline Delivery of Total Network Solutions


    TOKYO--(BUSINESS WIRE)--Aug. 12, 2005--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced that it will reorganize its group companies in order to reinforce the Company's resources and potential to effectively provide total network solutions to corporate users in Japan. As the demand for such services continues to increase, IIJ plans to expand its business by reinforcing its solutions business while closely controlling costs. With the reorganization, IIJ maintains its financial target as announced on May 27, 2005.
    "Ever since IIJ launched Internet connectivity services as a pioneer in Japan over twelve years ago, we have been constantly developing new services and expanding our business by leveraging our advanced Internet related-engineering skills and anticipating the needs of our customers, which are mainly large corporations and public organizations," said Koichi Suzuki, President and CEO of IIJ. "We have been a leader in the creation of new Internet businesses in Japan and have established several joint ventures with business partners since the earliest stages of Japanese Internet business. These businesses include Internet broadcasting in 1995, a primary Internet backbone network in Asia in 1995 and a systems integration business utilizing Internet technology in 1996, and other new, innovative Internet-related businesses. However, what is required today is not individual technologies or services, but a highly integrated suite of total solutions, including the design, implementation and operation of entire network systems. This is especially important given that Internet technologies are getting more advanced and complicated as they are incorporated in corporate Intranet and business systems."
    To meet these customers' needs and to reinforce the Company's focus and efficiency, IIJ will reorganize its businesses as follows:


    1. Summary of Business Reorganization

        (1) IIJ Media Communications Inc. ("IIJ-MC") will transfer its systems integration ("SI") business to IIJ Technology Inc. ("IIJ-Tech") and integrate its broadcasting business and application hosting business with IIJ by merger.

        (2) Asia Internet Holding Co., Ltd. ("AIH"), which engages in the Internet connectivity and VPN businesses in Asia, will merge with IIJ.

    2. Integration of IIJ-MC

        (1) Merger Steps

            IIJ will acquire 39.9% of the shares of IIJ-MC from the minority shareholders in order to make IIJ-MC IIJ's wholly-owned subsidiary. Following this acquisition, the SI business of IIJ-MC will be spun off to IIJ-Tech, and the remaining broadcasting and application hosting businesses of IIJ-MC will be integrated into IIJ.

        (2) Schedule of the Merger

            August 12, 2005    Merger contract to be concluded between
                               IIJ and IIJ-MC; spin-off contract to be
                               concluded between IIJ-MC and IIJ-Tech

            August 19, 2005    IIJ-MC to become a wholly-owned
                               subsidiary of IIJ

            October 1, 2005    Spin off of IIJ-MC's SI business to
                               IIJ-Tech
                               Merger between IIJ-MC and IIJ

        (3) Effect on IIJ's consolidated financial results

            IIJ will maintain its financial target as announced on May
            27, 2005.

    3. Merger of AIH

        (1) Merger Steps

            IIJ will acquire 73.3% shares of AIH, IIJ's equity method affiliate, from AIH's other shareholders, and will merge with AIH, with IIJ as the surviving entity. Upon completion of this merger, IIJ will take over AIH's
            Internet connectivity and VPN businesses in Asia.

        (2) Schedule of the Merger

            August 12, 2005    Contract of merger to be concluded
                               between IIJ and AIH

            August 19, 2005    AIH to become a wholly-owned subsidiary
                               of IIJ

            October 1, 2005    Merger between AIH and IIJ

        (3) Effect on IIJ's Consolidated Financial Results

            IIJ and AIH have interconnected their respective Internet backbones. IIJ has been providing AIH with Internet transit to Japan and the USA, while AIH has been providing IIJ with Internet transit to Asian countries. This merger will have the following effects on IIJ's consolidated financial results: (1) a decrease in the revenue from Internet connectivity provided to AIH, and (2) a decrease in the cost related to Internet connectivity to Asia. IIJ expects that there will be no material effect on consolidated operating income for the fiscal year 2005 owing to the reduction in sales and marketing cost and general and administrative costs of the AIH business following the integration of AIH into IIJ. IIJ is maintaining its financial target as announced on May 27, 2005.

    4. Summary of IIJ and IIJ-Tech after the Reorganization

        (1) IIJ

            - There will be no change to the corporate name,
              businesses, corporate address, and representatives.

            - There will be no change to IIJ's capital and shares
              outstanding since both IIJ-MC and AIH will be merged into IIJ after becoming wholly-owned subsidiaries of IIJ.

        (2) IIJ-Tech

            - There will be no change to the corporate name,
              businesses, address of the head office, and representatives.

            - Capital and shares outstanding:

              IIJ-Tech will issue 1,235 shares to IIJ-MC to take over the SI business from IIJ-MC. As a result, IIJ-Tech's capital and shares outstanding will be as follows.

----------------------------------------------------------------------
                            Before                      After
----------------------------------------------------------------------
Capital               JPY 2,200 million        JPY 2,262 million
----------------------------------------------------------------------
Shares                    44,000 shares            45,235 shares
outstanding
----------------------------------------------------------------------

            - Shareholding by IIJ:

              By merger with IIJ-MC, IIJ will own IIJ-Tech' shares to be issued to IIJ-MC for the business transfer of IIJ-MC's SI business. In addition, IIJ will acquire shares of IIJ-Tech from its minority shareholders.

----------------------------------------------------------------------
                            Before                      After
----------------------------------------------------------------------
Shares owned by IIJ       30,370 shares            32,605 shares

----------------------------------------------------------------------
Shareholding by  IIJ (%)          69.0%                    72.1%
----------------------------------------------------------------------


        (3) IIJ's other group companies:

            IIJ's shareholding in Net Care Inc. ("NC"), a 52.5% consolidated subsidiary, will change as follows, as IIJ will take over a portion of NC's shares from NC minority shareholders on August 19, 2005.

----------------------------------------------------------------------
                            Before                      After
----------------------------------------------------------------------
Shares owned              10,500 shares            11,400 shares
by IIJ
----------------------------------------------------------------------
Shareholding by
 IIJ (%)                          52.5%                    57.0%
----------------------------------------------------------------------

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    This release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, and forecasts of operational data. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some projected numbers were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.


(Reference) Summary of the companies concerned (As of March 31, 2005)

----------------------------------------------------------------------
Corporate Name      IIJ Media Communications    Asia Internet Holding
                     Inc.                        Co., Ltd.
----------------------------------------------------------------------
Businesses          Provision of Internet       Implementation and
                     broadcasting, content       operation of Internet
                     distribution, content       backbone in Asia and
                     production and systems      provision of Internet
                     integration                 connectivity services
                                                 to telecommunications
                                                  carriers in Asia
----------------------------------------------------------------------
Established         January 30, 1995            November 17, 1995
----------------------------------------------------------------------
Head office         Chiyoda-ku, Tokyo           Chiyoda-ku, Tokyo
----------------------------------------------------------------------
Representative      President & CEO Koichi      President & CEO Koichi
                     Suzuki                      Suzuki
----------------------------------------------------------------------
Capital             JPY 80 million              JPY 1,624 million
----------------------------------------------------------------------
Shares outstanding  1,600 shares                32,484 shares
----------------------------------------------------------------------
Common equity       JPY 113 million             JPY 1,030 million
----------------------------------------------------------------------
Fiscal year end     March 31                    March 31
----------------------------------------------------------------------
Shareholders        Internet Initiative Japan   Sumitomo Corporation
                     Inc.                       Internet Initiative
                    Sumitomo Corporation         Japan Inc.
                    Itochu Corporation          NTT Communications
                    etc.                         Corporation
                                                etc.
----------------------------------------------------------------------
Non-consolidated    Revenues             911    Revenues        1,179
 Financial results  --------------------------------------------------
                    Operating Income      24    Operating Income (161)
                    --------------------------------------------------
(FY2004, JPY        Ordinary Income        9    Ordinary Income  (158)
 million)           --------------------------------------------------
                    Net Income             8    Net Income       (308)
----------------------------------------------------------------------


----------------------------------------------------------------------
Corporate Name      Internet Initiative Japan   IIJ Technology Inc.
                     Inc.
----------------------------------------------------------------------
Business            Provision of Internet       Consultation, design,
                     connectivity, value-added   development,
                     services such as            implementation,
                     outsourcing, systems        operation and
                     integration and equipment   maintenance of
                     sales etc.                  systems
----------------------------------------------------------------------
Established         December 3, 1992            November 26, 1996
----------------------------------------------------------------------
Head office         Chiyoda-ku, Tokyo           Chiyoda-ku, Tokyo
----------------------------------------------------------------------
Representative      President & CEO Koichi      President & COO
                     Suzuki                      Ryosuke Ariga
----------------------------------------------------------------------
Capital             JPY 13,765 million          JPY 2,200 million
----------------------------------------------------------------------
Shares outstanding  38,360 shares               44,000 shares
----------------------------------------------------------------------
Common equity       JPY 9,141 million           JPY 1,529 million
----------------------------------------------------------------------
Fiscal year end     March 31                    March 31
----------------------------------------------------------------------
Shareholders        Nippon Telegraph and        Internet Initiative
                     Telephone Corporation       Japan Inc.
                    Sumitomo Corporation        Itochu Corporation
                    Itochu Corporation          Sumitomo Corporation
                    etc.                        etc.
----------------------------------------------------------------------
Non-consolidated    Revenues          33,711    Revenues       13,716
 Financial results  --------------------------------------------------
                    Operating Income     638    Operating Income  202
                    --------------------------------------------------
(FY2004, JPY        Ordinary Income      428    Ordinary Income   228
 million)
                    --------------------------------------------------
                    Net Income         2,696    Net Income        165
----------------------------------------------------------------------



    CONTACT: IIJ Corporate Communications
             +81-3-5259-6310
             press@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.




Date:  August 15, 2005                  /s/ Koichi Suzuki
                                        ----------------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director